SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  000-22817

HARBOR FLORIDA BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

100 S. Second Street
Fort Pierce, FL 34950
 (772) 461-2414
 (Address, including zip code, and telephone number,
including area code, of registrant’s
principal executive offices)

COMMON STOCK, PAR VALUE $.10 PER SHARE
  (Title of each class of securities covered by this Form)

NONE
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒

Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐

Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐

Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐

Rule 15d-6 ☐

          Approximate number of holders of record as of the certification or notice date:  1

          Pursuant to the requirements of the Securities Exchange Act of 1934, Harbor Florida Bancshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: December 12, 2006	HARBOR FLORIDA BANCSHARES, INC., Registrant

	By:	/s/ H. Michael Callahan

	Name:	H. Michael Callahan
	Title:	Senior Vice President and Chief Financial Officer